Mail Stop 3561

April 29, 2008

Via Facsimile and U.S. Mail

Mr. Frank Aiello
  President and Chief Executive Officer
CAL ALTA AUTO GLASS, INC.
#8 3927 Edmonton Trail N.E.
Calgary, Alberta Canada T2E6T1

> **Re:** **Cal Alta Auto Glass, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed April 14, 2008**
> **File No. 0-51227**

Dear Mr. Aiello:

We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments by filing an amendment to the December 31, 2007 Annual Report on Form 10-KSB. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days. The requested amendment should be filed as soon as possible.

Form 10-KSB (Fiscal Year Ended December 31, 2007)

General

1.   In addition to the comments below, please consider filing an amendment to your December 31, 2007 Annual Report on Form 10-KSB, in its entirety, for the purpose of aligning the presentation of your audited financial statement amounts in columnar format. As presently shown in the filing, the amounts in the audited financial statements are not in columnar alignment and the format is difficult for an investor or shareholder to easily view.

Changes in Securities / Recent Sales of Unregistered Securities

2.   Refer to the description of the May 17, 2007 transactions. Please reconcile the number of shares issued for bonuses and for services with the share issuances shown separately in the statement of changes in stockholders' equity. For example, you disclose that 1,372,000 shares were issued for bonuses on May 17, 2007, whereas the statement of changes in stockholders' equity discloses that 1,225,000 shares were issued on May 10, 2007. Please ensure consistency of all amounts and disclosures throughout the filing.

Changes in Securities / Recent Sales of Unregistered Securities

3.   Refer to the description of the July 3, 2007 transaction whereby 1,500,000 shares had been issued for investor relation services of $405,000, and later cancelled in the fourth quarter of 2007. Please disclose the reasons for the cancellation of the shares and disclose whether or not any investor service relations were rendered in connection with this share issuance; if any services were performed, the financial statements should be revised to reflect that portion of the services rendered.

Management's Discussion and Analysis

Results of Operations

4.   See your discussion of general and administrative expenses where you indicate $108,000 of the increase is attributable to a management fee to your President. Please describe the nature of this management fee agreement and its significant terms, and separately disclose this related party amount on the face of the statement of operations. See paragraph 2 of SFAS No. 57

5.   Please expand your discussion of the consulting expenses to describe the nature of the services you incurred as a public entity, and whether you anticipate this to be a continuous trend. We note consulting expenses represented approximately 36% of your total operating expenses, second behind your salaries & wages expense at 39% for the year 2007.

6.   Please add a paragraph discussion of your operating loss and net loss for fiscal 2007 in comparison to your operating income and net income in the prior year. Under the section of "Liquidity and Capital Resources," disclose that your independent registered public accounting firm has issued a going concern opinion on your audited financial statements that raise substantial doubt as to your ability to continue as a going concern.

7.   Expand this section to discuss the terms of your planned acquisition of Energy One Resource Services, Inc. ("Energy One"). Reference is made to the Form 8-K filed with us on March 10, 2008. Disclose the nature of the business operations of Energy One, and, if determinable, the amount and source of funding for this acquisition. Also describe how this proposed acquisition would affect your current business operations, as we note the Form 8-K indicates you have the right to divest or make arrangements for the divestiture, in whole or in part, of your current business.

Critical Accounting Policies

8.   Please expand this section to provide a description of each of your critical accounting policies identified as accounts receivable, bad debts, and loans receivable. For guidance, please refer to Section V of FR-72, "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations." Further, expand Note 2 to your audited financial statements to include or identify where these critical policies are reflected in your significant accounting policies.

Financial Statements

Statement of Cash Flows

9.   Refer to the "Supplemental schedule of non-cash flows activities." Please delete first two line items pertaining to common stock issued for services and for bonuses, as these two transactions have been reflected as 'adjustments to reconcile net loss to net cash used in operating activities.' Also, refer to the last three line items within "Cash flows from financing activities." To the extent any of these equity related transactions are non-cash or have a non-cash component, they should be relocated to the "Supplemental schedule of non-cash flows activities," while only the cash portion should be presented as a financing activity. Please revise or advise.

Note 2. Summary of Significant Accounting Policies

h. Property and Equipment/Depreciation

10.   Please disclose why total depreciation for the year 2007 was only $400 as compared to $2,601 for the prior year. We note your accumulated depreciation, as shown in Note 4, increased by approximately $1,800 during the year 2007.

j. Income Taxes

11. A valuation allowance is appropriate when it is more likely than not that some portion or all of the deferred tax assets "will not be realized." Refer to paragraph 17e of SFAS 109 and revise accordingly, or advise.

k. GST Payable

12. It appears that additional disclosures are required pursuant to paragraph 4 of EITF 06-3. If our understanding is correct, please provide this information in your response and revise your filings to include them as appropriate. Alternatively, please explain why no additional disclosures are required.

Note 5. Related Party Transactions

13. Disclose the repayment terms of the related party note payable to Mr. Frank Aiello, the President, including the interest rate (or imputed interest amount). Refer to paragraphs 6 and 7 of APB No. 21.

14. We note the increasing balance of the loan to FAA Enterprises. Please provide specific support for your apparent conclusion that this loan balance is fully recoverable.

Note 7. Common Stock

15. We assume that you are accounting for these transactions in accordance with SFAS 123(R). Please revise or advise. In addition, reference is made to paragraph 7 of that statement with regard to share-based payment transactions with nonemployees. These transactions should be measured either by the fair value of the equity instruments issued or by the fair value of the goods or services received, whichever is more reliably measurable. Please revise your disclosures and, if applicable, your financial statement balances to comply with this guidance.

16. As a related matter, your disclosure regarding your method of accounting for share-based payment transactions with employees does not appear consistent with the guidance set forth in paragraph 10 of SFAS 123(R). Please revise your disclosures and/or your financial statement balances, as appropriate.

17. Finally, please address the valuation of the shares issued for services on June 1, 2007. We assume that the recipient was FAA Enterprises, a related party. Please advise. Describe the specific nature of the services performed and explain how you valued this transaction. It appears that your methodology differs from that applied to the other share issuances. Please advise. We may have further comments upon review of your response.

Item 8a. Controls and Procedures

18.   Refer to the sentence beginning with "Based upon that evaluation, our Officers…" Please clarify to disclose that your Officers pertain to the Chief Executive Officer and Chief Financial Officer (i.e., Principal Accounting Officer).

Exhibit 32.1 Certification

19.   In the amended filing, please ensure that the certification refers to the Annual Report on Form 10-KSB for the period ending December 31, 2007 rather than 2006.

General

20.   Please note that the SEC has issued Release No. 33-8876, "Smaller Reporting Company Regulatory Relief and Simplification," which became effective on February 4, 2008. We refer you to the Compliance Dates in Section IV of the Release which will require that your March 31, 2008 quarterly report be filed on Form 10-Q rather than Form 10-QSB. For additional guidance on this and other changes, please refer to the Release and A Small Entity Compliance Guide, both of which are available on our website at http://www.sec.gov/rules/final/finalarchive/finalarchive2007.shtml.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief